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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

FALCONBRIDGE LIMITED
(Name of Subject Company)

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

XSTRATA CANADA INC.,

an indirect wholly-owned subsidiary of

XSTRATA PLC
(Bidder)

Common Shares
(Title of Class of Securities)

36104100
(CUSIP Number of Class of Securities (if applicable))

Benny S. Levene, Esq.
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-14-726-6058
(Name, address (Including ZIP code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:
Gerald D. Shepherd, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500

May 18, 2006
(Date tender offer first published, sent or given to securityholders)

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.    Home Jurisdiction Documents

(a)   Offer to Purchase and Offer Circular, dated May 18, 2006, including Letter of Transmittal, Notice of Guaranteed
        Delivery and the Letter to Shareholders.(1)

(b)   Notice of Extension, dated July 7, 2006.(2)

Item 2.    Informational Legends

(a)   See the inside front cover page of the Offer to Purchase and Offer Circular, dated May 18, 2006.(1)

(b)   See the inside front cover page of the Notice of Extension, dated July 7, 2006. (2)

(1)
Previously filed with Bidders' Schedule 14D-1F (File No. 005-62437) filed May 18, 2006.

(2)
Filed herewith.

I-1

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror's sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in such jurisdiction.

The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed judgment upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

July 7, 2006

NOTICE OF EXTENSION
by
XSTRATA CANADA INC.
a wholly-owned indirect subsidiary of

XSTRATA PLC
of its
OFFER TO PURCHASE
all the outstanding common shares
(together with associated rights under the shareholder rights plan) of
FALCONBRIDGE LIMITED
on the basis of Cdn. $52.50 in cash for each share

Xstrata Canada Inc. (the "Offeror") hereby gives notice that it is amending its offer dated May 18, 2006 (the "Original Offer") to purchase all of the outstanding common shares of Falconbridge Limited ("Falconbridge") together with the associated rights (the "SRP Rights") issued and outstanding under the shareholder rights plan of Falconbridge (collectively, the "Common Shares"), which includes Common Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Falconbridge (other than the SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, other than any Common Shares owned directly or indirectly by Xstrata plc ("Xstrata"), in order to extend the expiry of the Original Offer to 8:00 p.m. (Toronto time) on July 21, 2006.

YOU MUST TENDER YOUR COMMON SHARES ON OR BEFORE 8:00 P.M. (TORONTO TIME) ON JULY 21, 2006
IN ORDER TO HAVE YOUR COMMON SHARES ACQUIRED PURSUANT TO THE OFFER,
UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN.

This notice of extension (the "Notice of Extension") should be read in conjunction with the Original Offer and accompanying circular dated May 18, 2006 (collectively, the "Offer and Circular"), and the related Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Offer and Circular. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Extension have the same meaning as in the Offer and Circular. The term "Offer" means the Original Offer as amended or supplemented by this Notice of Extension.

The Dealer Managers for the Offer are:

In Canada	In the United States

TD Securities Inc. JP Morgan Securities Canada Inc. Deutsche Bank Securities Limited	JP Morgan Securities Inc. Deutsche Bank Securities Inc. TD Securities (USA) LLC

        Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on yellow paper) that accompanied the Offer and Circular (or a manually signed facsimile thereof) and deposit it, together with the certificates representing their Common Shares and all other required documents, with Kingsdale Shareholder Services Inc. (the "Depositary") at any of the offices set out in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery described under "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Original Offer using the accompanying Notice of Guaranteed Delivery (printed on pink paper) that accompanied the Offer and Circular.

        All payments will be made in Canadian dollars, unless the holder deposits Common Shares and elects to receive payment in U.S. dollars by checking the appropriate box in the Letter of Transmittal, with the amount payable in U.S. dollars being determined based upon the Bank of Canada noon rate of exchange for Canadian dollars to U.S. dollars on the business day immediately preceding the date of delivery of such payment by the Depositary.

        Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

        Questions and requests for assistance may be directed to TD Securities Inc., JP Morgan Securities Canada Inc. and Deutsche Bank Securities Limited (collectively, the "Canadian Dealer Managers"), the Depositary, or in the United States to JP Morgan Securities Inc., Deutsche Bank Securities Inc. or TD Securities (USA) LLC (collectively with the Canadian Dealer Managers, the "Dealer Managers").

        Additional copies of this document, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Dealer Managers, the Depositary, or the Information Agent at their respective addresses shown on the last page of this document and are accessible on Xstrata's website at www.xstrata.com, the Canadian Securities Administrators' website at www.sedar.com ("SEDAR") or the U.S. Securities and Exchange Commission's website at www.sec.gov. These website addresses are provided for informational purposes only and no information contained on, or accessible from, these websites is incorporated by reference herein.

        No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, Xstrata, the Dealer Managers or the Depositary.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        This tender offer is made for the securities of a Canadian issuer and while the Offer is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with foreign generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

        Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares, or of Falconbridge's related securities, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

        Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 18 of the Circular, "Certain United States Federal Income Tax Considerations".

        The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Ontario, Canada, that Xstrata is incorporated under the laws of England and Wales, that Falconbridge is incorporated under the laws of Ontario, Canada, that the Offeror's and Xstrata's officers and directors and the majority of Falconbridge's directors and officers reside outside the United States, that the Canadian Dealer Managers and some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of the Offeror, Xstrata, Falconbridge and the other above-mentioned persons are located outside the United States.

ii

NOTICE TO HOLDERS OF OPTIONS AND CONVERTIBLE DEBENTURES

        The Offer is made only for Common Shares and is not made for any options of Falconbridge, convertible debentures, warrants or other rights to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, convertible debentures, warrants or other rights to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must exercise or convert the options, convertible debentures, warrants or other rights in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer. If any holder of the options to acquire Common Shares under the Falconbridge stock option plan ("Falconbridge Options") does not exercise its options and deposit its Common Shares under the Offer prior to the Expiry Time, its Falconbridge Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, subject to the terms of any subsequent acquisition transaction. See Section 11 of the Circular, "Acquisition of Common Shares not Deposited". If any holder of Falconbridge Convertible Debentures does not convert its Falconbridge Convertible Debentures under the Offer prior to the Expiry Time, the Falconbridge Convertible Debentures will remain outstanding following the Expiry Time in accordance with their terms and conditions subject to the terms of any subsequent acquisition transaction. See Section 11 of the Circular, "Acquisition of Common Shares not Deposited".

CURRENCY

        All dollar references in this Notice of Extension are in Canadian dollars, except where otherwise indicated. On July 6, 2006, the Bank of Canada noon rate of exchange for U.S. dollars was Cdn. $1.00 = U.S. $0.90, and Bank of Canada noon rate of exchange for UK pounds sterling was Cdn. $1.00 = GBP 0.49.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        Certain information included herein, including any information as to the Offeror's and/or Xstrata's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitutes "forward-looking statements" and are prospective. Often, but not always, the words "plans", "expects", "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken or will occur or be achieved and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Offeror and/or Xstrata to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

iii

NOTICE OF EXTENSION

July 7, 2006

TO: THE SHAREHOLDERS OF FALCONBRIDGE

        This Notice of Extension amends and supplements the Offer and Circular, pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, all of the issued and outstanding Common Shares, other than any Common Shares owned directly or indirectly by Xstrata which includes Common Shares that may become issued and outstanding after the date of the Original Offer upon conversion, exchange or exercise of any securities of Falconbridge (other than SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares, as well as the Letter of Transmittal and Notice of Guaranteed Delivery, in order to extend the expiry of the Original Offer to 8:00 p.m. (Toronto time) on July 21, 2006.

        Except as otherwise set forth in this Notice of Extension, the terms and conditions set forth in the Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Extension should be read in conjunction with the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

        Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Extension have the same meaning as in the Offer and Circular. The term "Offer" means the Original Offer as amended or supplemented by this Notice of Extension.

1.     Recent Developments

Regulatory and Shareholder Approvals for the Offer

        On June 14, 2006, Xstrata announced that the U.S. Department of Justice had confirmed that there are no U.S. competition issues with respect to the Offer. The Offeror is therefore free to proceed with its Offer without further U.S. anti-trust review.

        On June 15, 2006, Xstrata announced that an advance ruling certificate had been received from the Canadian Competition Bureau with respect to the Offer. The Offeror is therefore free to proceed with its Offer without further Canadian competition review.

        On June 30, 2006, Xstrata announced that its shareholders had approved at its extraordinary general meeting the acquisition of the Common Shares pursuant to the Offer, in accordance with the Listing Rules of the United Kingdom Financial Services Authority, and an increase in the authorized but unissued share capital of Xstrata and the renewal of the authorization of Xstrata's directors to allot relevant securities of Xstrata for the purposes of Section 80 of the UK Companies Act 1985. This shareholder approval was one of the conditions of the Offer, which is now satisfied.

        On July 3, 2006, Xstrata advised that it had been informed by the Investment Review Division of Industry Canada that the Minister responsible for the Investment Canada Act (the "Minister") was unable to complete the consideration of Xstrata's investment in connection with the Offer within the initial 45 day period. As prescribed by the Investment Canada Act, the Minister therefore extended the review period for up to a further 30 days (or such other period as may be agreed) from July 3, 2006.

Other Recent Developments Concerning the Offer

        On May 18, 2006, Falconbridge announced its intention to redeem the remaining balance of its 9,999,701 outstanding junior preference shares for a total of approximately U.S. $253 million. The junior preference shares were scheduled to be redeemed on June 28, 2006 under a notice of redemption sent to shareholders of record on May 25, 2006. Assuming completion of this redemption, Falconbridge has no junior preference shares outstanding.

        In a directors' circular dated May 31, 2006 relating to Xstrata's Original Offer, the Falconbridge board of directors determined that the Original Offer was not a "superior proposal" under the terms of the Inco Support Agreement. The Falconbridge board of directors also stated in the directors' circular that it continued to recommend that Falconbridge Shareholders accept the Inco Bid. The Falconbridge board of directors elected to make no recommendation with respect to the Original Offer.

        On June 27, 2006, a three-member panel of the OSC conducted a hearing relating to the application by Xstrata to terminate the Replacement Shareholder Rights Plan. The panel issued its decision on June 30, 2006 to the effect that the Replacement Shareholder Rights Plan be cease traded on the earlier of the date that Xstrata takes up sufficient Common Shares pursuant to the Offer to satisfy the condition of the Offer that at least a majority of the Common Shares then outstanding (calculated on a fully diluted basis), the votes attached to which would be included in the minority approval of a second step business combination or going private transaction pursuant to Rule 61-501 and Regulation Q-27, have been validly deposited to the Offer and not withdrawn (the "Majority of the Minority Condition") and July 28, 2006. The panel also ordered that Xstrata be precluded from exercising its right as stated in the Original Offer to acquire up to 5% of the Common Shares through normal course purchases on the TSX in accordance with applicable securities laws, until the earlier of the date on which Xstrata takes up sufficient Common Shares to satisfy the Majority of the Minority Condition and July 28, 2006.

Recent Developments Concerning the Inco Bid for Falconbridge

        On May 26, 2006, Falconbridge issued a notice of change to its directors' circular in which the Falconbridge board of directors unanimously recommends that Shareholders accept the Inco Bid, as the Inco Bid had been revised pursuant to an announcement by Inco on May 13, 2006.

        On May 29, 2006, Inco issued its notice of variation with respect to the revised Inco Bid.

        On June 7, 2006, Falconbridge and Inco announced that they had reached a definitive agreement with LionOre Mining International Ltd. ("LionOre") covering the sale to LionOre of certain assets and related operations of Falconbridge, including Falconbridge's Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organizations that market and sell the finished nickel and other products produced at Nikkelverk and obtain third party feeds for this facility (the "Falconbridge Divested Assets"). In addition, the sale would include an agreement to supply up to 60,000 tonnes of nickel-in-matte annually, approximately equivalent to the current volume of feed provided by Falconbridge's operations to this refinery, for up to ten years. The closing of the sale of the Falconbridge Divested Assets is conditional on, among other things, the clearance by the U.S. Department of Justice and the EC of the Inco Bid and Inco having acquired more than 50% (on a fully diluted basis) of the Common Shares pursuant to the Inco Bid or otherwise. The purchase price to be paid by LionOre for the assets and related operations to be sold is U.S. $650 million.

        On June 9, 2006, Xstrata advised Inco that Xstrata does not intend to tender its Common Shares to the Inco Bid and that if Inco does ultimately take up and pay for Common Shares deposited under the Inco Bid and proceeds to complete a subsequent acquisition transaction to acquire the Common Shares that are not deposited under the Inco Bid, Xstrata currently intends to exercise its statutory right to dissent and to demand payment of the fair value of the Common Shares held by Xstrata and its affiliates in cash.

        On June 23, 2006, Inco announced that it received formal clearance from the U.S. Department of Justice for Inco's proposed acquisition of Falconbridge through "early termination" of the applicable waiting period under the HSR Act in view of the commitment by Inco and Falconbridge to sell the Falconbridge Divested Assets.

        Inco disclosed in filings with the SEC that, in response to Teck Cominco's unsolicited offer to acquire all of the outstanding Inco shares (the "Teck Bid"), the board of directors of Inco authorized the entering into of discussions and negotiations with third parties for the purpose of exploring strategic alternatives. Consequently, Inco held discussions with a number of third parties, including Phelps Dodge Corporation ("Phelps Dodge"), with respect to possible strategic alternatives in connection with the Inco Bid and the Teck Bid. As a result of its discussions and eventual negotiations with Phelps Dodge, on June 26, 2006, Inco and Phelps Dodge announced that they had entered into a combination agreement, pursuant to which Phelps Dodge would acquire all of the outstanding Inco shares by way of a statutory plan of arrangement for Cdn. $17.50 in cash and 0.672 common shares of Phelps Dodge for each Inco share, assuming full proration (the "Phelps Dodge Inco Combination"). The Phelps Dodge Inco Combination is subject to the approval of Inco shareholders, Phelps Dodge shareholders, the Superior Court of Justice (Ontario) and Canadian, U.S. and EC regulatory agencies. The Phelps Dodge Inco Combination is subject to a number of conditions, including (a) Inco having acquired at least two-thirds of the outstanding Common Shares under the Inco Bid and having completed a compulsory acquisition or a subsequent acquisition transaction in order to acquire any remaining Common Shares or (b) the Inco Support Agreement having been terminated in accordance with its terms.

        Also on June 26, 2006, in connection with the Phelps Dodge Inco Combination, Inco announced that it would increase its offer for each Common Share to Cdn. $17.50 in cash and 0.55676 common shares of Inco, assuming full proration. Phelps Dodge agreed to purchase up to U.S. $3.0 billion aggregate principal amount of Inco convertible subordinated notes only to the extent that Inco requires the proceeds of the notes for the acquisition of the Common Shares under the Inco Bid and/or satisfaction of the obligations of Inco and Falconbridge to any Shareholders who properly exercise dissent rights in respect of a compulsory acquisition or subsequent acquisition transaction conducted following the Inco Bid and demand that fair value be paid in cash.

        Inco issued a notice of variation and extension, dated June 29, 2006 relating to the increase in the consideration under the Inco Bid in connection with the Phelps Dodge Inco Combination and the extension of the Inco Bid to 8:00 p.m. (Toronto time) on Thursday, July 13, 2006. Falconbridge issued a notice of change to its directors' circular dated June 29, 2006 in which the Falconbridge board of directors unanimously recommended that Shareholders accept the Inco Bid, as amended.

        On July 4, 2006, Inco announced that the Inco Bid had been cleared by the EC and that it had therefore satisfied the final outstanding regulatory condition to the Inco Bid. The EC clearance is conditioned on the same remedy agreed upon with the U.S. Department of Justice, which consists of the sale of the Falconbridge Divested Assets.

Recent Developments Concerning the Teck Cominco Bid for Inco

        In a directors' circular dated May 29, 2006, Inco's board of directors unanimously recommended that Inco shareholders reject the Teck Bid.

        On June 14, 2006, Teck announced that it had received Canadian and United States anti-trust clearance for the Teck Offer to proceed.

        On June 14, 2006, Teck also announced that its Class B subordinate voting shares had begun trading on the New York Stock Exchange.

2.     Extension of the Offer

        By notice to the Depositary given on July 7, 2006 and a press release issued by the Offeror, the Offeror extended the expiry of the Original Offer from 8:00 p.m. (Toronto time) on July 7, 2006 to 8:00 p.m. (Toronto time) on Friday, July 21, 2006. Accordingly, the definition of "Expiry Time" in the "Glossary" accompanying the Offer and Circular is deleted in its entirety and replaced with the following definition:

        "Expiry Time" means 8:00 p.m. (Toronto time) on Friday, July 21, 2006, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Original Offer, "Extension, Variation or Change in the Offer";

        In addition, all references to July 7, 2006 in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to refer to Friday, July 21, 2006.

3.     Time for Acceptance

        The Offer is now open for acceptance until 8:00 p.m. (Toronto time) on Friday, July 21, 2006.

4.     Manner of Acceptance

        Common Shares may be deposited to the Offer in accordance with the provisions of Section 3 of the Original Offer, "Manner of Acceptance".

5.     Take Up of and Payment for Deposited Common Shares

        If all conditions referred to in Section 4 of the Original Offer, "Conditions of the Offer", have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than 10 days after the Expiry Time (as amended hereby). Any Common Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any Common Shares deposited pursuant to the Offer after the first date on which Common Shares have been taken up and paid for by the Offeror will be taken up and paid for not later than 10 days after such deposit.

        Shareholders are referred to Section 6 of the Original Offer, "Take Up of and Payment for Deposited Common Shares", for details as to the take up of and payment for Common Shares under the Offer.

6.     Right to Withdraw Deposited Common Shares

        Except as otherwise stated herein or in Section 8 of the Original Offer, "Withdrawal of Deposited Common Shares", all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer;

  (b)
  if the Common Shares have not been paid for by the Offeror within three business days after having been taken up; or

  (c)
  at any time before the expiration of 10 days from the date upon which either:

  (i)
  a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than 10 days, or a variation consisting solely of a waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

        Withdrawals may not be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Original Offer, "Manner of Acceptance".

        Shareholders are referred to Section 8 of the Original Offer, "Withdrawal of Deposited Common Shares", for a description of the procedures for exercising the right to withdraw Common Shares deposited under the Offer.

7.     Offerees' Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

8.     Variations to the Original Offer

        The Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be read together with this Notice of Extension in order to give effect to the variations in the terms and conditions of the Original Offer and the changes in information to the Offer and Circular set forth in this Notice of Extension.

9.     Directors' Approval

        The contents of this Notice of Extension have been approved, and the sending thereof to the securityholders of Falconbridge has been authorized by the board of directors of the Offeror and Xstrata.

CERTIFICATE OF XSTRATA CANADA INC.

DATED: July 7, 2006

        The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing, together with the Offer and Circular, does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

/s/ CHARLES REX SARTAIN Charles Rex Sartain Chief Executive Officer	/s/ LOUIS OLIVER FORBES IRVINE Louis Oliver Forbes Irvine Chief Financial Officer
On behalf of the Board of Directors
/s/ BENNY STEVEN LEVENE Benny Steven Levene Director	/s/ WILLIAM MICHAEL AINLEY William Michael Ainley Director

CERTIFICATE OF XSTRATA PLC

DATED: July 7, 2006

        The foregoing together with the Offer and Circular contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing together with the Offer and Circular does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

/s/ MICHAEL LAWRENCE DAVIS Michael Lawrence Davis Chief Executive Officer	/s/ TREVOR LAWRENCE REID Trevor Lawrence Reid Chief Financial Officer
On behalf of the Board of Directors
/s/ SANTIAGO ZALDUMBIDE Santiago Zaldumbide Director	/s/ IVAN GLASENBERG Ivan Glasenberg Director

The Depositary and Information Agent for the Offer is:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-866-639-7993

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
contact us@kingsdaleshareholder.com
Outside North America, Banks and Brokers Call Collect: 416-867-2272

The Dealer Managers for the Offer are:

In Canada	In the United States

TD Securities Inc. 66 Wellington Street West TD Bank Tower, 8th Floor Toronto, Ontario M5K 1A2 Telephone: (416) 982-4594	JP Morgan Securities Inc. 277 Park Avenue New York, NY 10172 Telephone: (212) 270-6000

JP Morgan Securities Canada Inc. Royal Bank Plaza Toronto, ON M5J 2J2 Telephone: (416) 981-9200	Deutsche Bank Securities Inc. 60 Wall Street, 45th Floor New York, NY 10005 Telephone: (212) 250-6022

Deutsche Bank Securities Limited 222 Bay Street Suite 1100 Toronto, ON M5K 1E7 Telephone: (212) 250-6022	TD Securities (USA) LLC 31 West 52nd Street, 20th Floor New York, New York 10019 Telephone: (212) 827-7316

Any questions or requests for assistance may be directed to the Dealer Managers, the Depositary or the Information Agent. Requests for additional copies of this Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

        The following exhibits have been filed as part of this Schedule.

EXHIBIT NUMBER	DESCRIPTION
1.1	Summary Newspaper advertisement, dated May 18, 2006(1)
1.2	Early Warning Report, dated May 17, 2006, filed by 1184760 Alberta Ltd., a wholly-owned subsidiary of Xstrata plc ("Alberta Canada")(1)
1.3	Report of a Take-Over Bid (Quebec), dated May 18, 2006, filed by Xstrata Canada Inc., a wholly-owned subsidiary of Xstrata plc(1)
1.4	Early Warning Report, dated July 7, 2006, filed by Alberta Canada(2)
2.1	The opinion of TD Securities Inc., dated March 8, 2005, concerning the valuation of common shares of Falconbridge Limited prior to the amalgamation of Noranda Inc. and Falconbridge Limited on June 30, 2005(1)

(1)
Previously filed with Bidders' Schedule 14D-1F (File No. 005-62437) filed May 18, 2006.

(2)
Filed herewith.

II-1

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.     Undertakings

a.
Xstrata plc and Xstrata Canada Inc. undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

b.
Xstrata plc and Xstrata Canada Inc. undertake to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.     Consent to Service of Process

(a)
On May 18, 2006, each of the Bidders filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)
Any change to the name or address of a registrants' agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrants.

III-1

PART IV
SIGNATURES

        By signing this Schedule, Xstrata Canada Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 1 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Xstrata Canada Inc.'s designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

XSTRATA CANADA INC.
Date: July 7, 2006
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: President and Secretary

IV-1

        By signing this Schedule, Xstrata plc consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 1 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Xstrata plc's designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

XSTRATA PLC
Date: July 7, 2006
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: Chief Legal Counsel

IV-2

QuickLinks

PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
NOTICE OF EXTENSION
CERTIFICATE OF XSTRATA CANADA INC.
CERTIFICATE OF XSTRATA PLC
PART II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
PART IV SIGNATURES